UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-29667

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: People's Securities Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

850 Main Street, 2nd Floor
(No. and Street)

Bridgeport	CT	06604-0031
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dennis Beirne	(203)338-2794	Dennis.Beirne@peoples.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Berry, Dunn, McNeil & Parker, LLC
(Name – if individual, state last, first, and middle name)

23 Water Street	Bangor	ME	04401
(Address)	(City)	(State)	(Zip Code)

10/8/2003	136
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dennis Beirne _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of People's Securities Inc. _____, as of December 31 _____, 2021 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: First Vice President - COO

Notary Public _____

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PEOPLE'S SECURITIES, INC.

(A Wholly-Owned Subsidiary of People's United Bank, National Association)

Statement of Financial Condition

December 31, 2021

(With Report of Independent Registered Public Accounting Firm)

PEOPLE'S SECURITIES, INC.
(A Wholly-Owned Subsidiary of People's United Bank, National Association)

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors of
People's Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of People's Securities, Inc. (the Company) as of December 31, 2021 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2020.

Berry Dunn McNeil & Parker, LLC

Bangor, Maine
March 28, 2022

PEOPLE'S SECURITIES, INC.

(A Wholly-Owned Subsidiary of People's United Bank, National Association)

Statement of Financial Condition

December 31, 2021

Assets

Cash and cash equivalents (notes 2 and 3)	$	14,560,553
Receivables from clearing organizations		185,893
Commission and fees receivable		995,773
Other assets		139,847
Total assets	$	15,882,066

Liabilities and Stockholder's Equity

Liabilities:		
Due to People's United Bank, National Association	$	124,541
Income taxes payable due to People's United Bank, National Association (note 5)		369,028
Deferred income taxes payable (note 5)		3,049,392
Accrued expenses and other liabilities		3,246,820
Total liabilities		6,789,781
Stockholder's equity:		
Common stock without par value; authorized 5,000 shares; 100 shares issued and outstanding		500,000
Additional paid-in capital		18,783,968
Accumulated deficit		(10,191,683)
Total stockholder's equity		9,092,285
Total liabilities and stockholder's equity	$	15,882,066

See accompanying notes to financial statement.

PEOPLE'S SECURITIES, INC.

(A Wholly-Owned Subsidiary of People's United Bank, National Association)

Notes to Financial Statement

December 31, 2021

(1) Organization and Nature of Business

People's Securities, Inc. (the Company) is a brokerage firm and a wholly-owned subsidiary of People's United Bank, National Association (People's United). The Company is registered as a broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934, and is a registered investment advisor with the Securities and Exchange Commission (the SEC). The Company is subject to regulation and oversight by the SEC and the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company is registered in all 50 states, the District of Columbia and Puerto Rico. It offers brokerage and insurance services through the People's United's branch network consisting of approximately 450 branches located throughout New England and southeastern New York. Revenues are primarily earned from fees collected from customers. These fees and commissions are primarily associated with buying and selling of securities, including mutual funds, managed asset allocation portfolios, insurance and annuities.

On September 23, 2019, the Company converted its back-office operations from a self-clearing model and began clearing transactions through National Financial Services LLC (NFS) on a fully disclosed basis as an introducing broker-dealer. The conversion resulted in the transfer of the Company's customer assets, including free credits and margin debits, from the Company's books to NFS.

On February 22, 2021, People's United Financial, Inc. (the parent company of People's United) and M&T Bank Corporation (M&T) entered into a definitive agreement under which M&T will acquire People's United Financial, Inc. in an all-stock transaction. On February 18, 2022, People's United Financial, Inc. and M&T jointly announced that the two companies have agreed to extend their merger agreement from February 21, 2022 to June 1, 2022 in order to provide additional time to obtain regulatory approval from the Board of Governors of the Federal Reserve System (FRB). The merger previously received approval from the board of directors and shareholders of each company as well as the New York State Department of Financial Services and the Connecticut Department of Banking in October 2021. The FRB approved the merger on March 4, 2022.

(2) Summary of Significant Accounting Policies

(a) Basis of Financial Statement Presentation

The financial statement has been prepared in conformity with U.S. generally accepted accounting principles (GAAP). In preparing the financial statement, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

Cash and cash equivalents include highly liquid instruments (such as money market mutual funds). Cash equivalents in the form of money market mutual funds are carried at fair value. The Company maintains cash deposits in banks which, from time to time, exceed the amount of deposit insurance available. Management periodically assesses the financial conditions of the banks and believes that any potential credit loss is minimal.

Summary of Significant Accounting Policies (continued)

(c)   Commission and fees receivable

Commission and fees receivable include amounts due from NFS, mutual fund companies and insurance carriers.

(3)   Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less.

The components of cash and cash equivalents at December 31, 2021 are as follows:

Money market mutual funds at Federated Investors	$ 13,999,880
Cash balances at Citibank N.A.	521,633
Cash balances at People's United	39,040
Total cash and cash equivalents	$ 14,560,553

(4)   Fair Value Measurements

At December 31, 2021, all of the Company's securities and cash equivalents are reported at fair value. Accounting standards for fair value measurements define fair value, provide a framework for measuring fair value, and establish related disclosure requirements. Broadly, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Accordingly, an "exit price" approach is required in determining fair value. In support of this principle, a fair value hierarchy has been established that prioritizes the inputs used to measure fair value, requiring entities to maximize the use of market or observable inputs (as more reliable measures) and minimize the use of unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs generally require significant management judgment. The fair value measurement level within the hierarchy is determined based on the lowest level of any input that is significant to the fair value measurement.

The three levels within the fair value hierarchy are as follows:

- Level 1 – Unadjusted quoted market prices for identical assets or liabilities in active markets that the entity has the ability to access at the measurement date (such as active exchange-traded equity securities).

- Level 2 – Observable inputs other than quoted prices included in Level 1, such as:

  - quoted prices for similar assets or liabilities in active markets;

  - quoted prices for identical or similar assets or liabilities in less active markets (such as certain U.S. and government agency debt securities, and corporate and municipal debt securities that trade infrequently); and

Fair Value Measurements (continued)

- other inputs that (i) are observable for substantially the full term of the asset or liability (such as interest rates, yield curves, prepayment speeds, default rates, etc.) or (ii) can be corroborated by observable market data.

- Level 3 – Valuation techniques that require unobservable inputs that are supported by little or no market activity and are significant to the fair value measurement of the asset or liability (such as pricing models, discounted cash flow methodologies and similar techniques that typically reflect management's own estimates of the assumptions a market participant would use in pricing the asset or liability).

When available, the Company uses quoted market prices for identical securities received from an independent, nationally recognized, third-party pricing service to determine the fair value of securities. Shares in money market mutual funds that are included in Level 1 are measured at the net asset value per share as reported in the active market on which the fund is traded. There are no restrictions on the redemption of these shares and the Company is not contractually obligated to further invest in the funds.

The following table summarizes the Company's assets measured at fair value on a recurring basis at December 31, 2021:

	Fair value measurements using			
	Level 1	Level 2	Level 3	Total
Money market mutual funds	$ 13,999,880	$ -	$ -	$ 13,999,880

(5)   Related Party Transactions

The Company's financial statement reflects allocations of certain occupancy, equipment and personnel-related expenses that are paid on its behalf by People's United and reimbursed by the Company pursuant to a Management and Expense Sharing Agreement. Personnel-related allocations include salaries and costs attributable to the employees of the Company participating in the pension and other benefit plans sponsored by People's United.

The Company's financial statement also reflects allocations of incentive compensation that is paid on its behalf by PUA and reimbursed by the Company pursuant to a Management and Expense Sharing Agreement.

During 2021, the Company paid special cash dividends totaling $3,000,000 to People's United.

Related Party Transactions (continued)

The Company is included in the consolidated federal and combined state income tax returns filed by People's United Financial, Inc. For federal income tax purposes, People's United Financial, Inc. charges or credits the Company for the portion of the consolidated income tax expense or benefit attributable to the Company's stand-alone operations, based on income for financial reporting purposes. For combined state income tax returns, the Company is allocated its share of the total current tax liability. People's United Financial, Inc. is currently under examination by the Internal Revenue Service and certain state taxing authorities but is no longer subject to federal or state income tax examinations through 2015. As of December 31, 2021, the Company does not have any unrecognized tax positions and accordingly, no reserve for uncertain tax positions. At December 31, 2021, the Company's taxes payable to People's United totaled $369,028.

The Company also files separate returns in various states. The Company is not currently subject to or under examination by any state taxing authorities. The Company has no liability for unrecognized income tax benefits related to uncertain tax positions.

Pursuant to a Tax Sharing Agreement amongst People's United Financial, Inc., People's United and the Company, the Company had deferred tax liabilities of $3,049,392 at December 31, 2021 from the sale of the Company's investment advisory business to PUA in 2020.

(6) Incentive Credits from NFS

In August 2019, the Company entered into a clearing agreement with NFS. As part of the agreement, the Company received a one-time incentive payment of $1,000,000. The incentive payment was recorded as a deferred credit and is being amortized on a straight-line basis over the seven year term of the agreement. At December 31, 2021, the deferred credit reported in accrued expenses and other liabilities in the Statement of Financial Condition totaled $678,572.

The Company also receives an annual incentive payment of $370,000 over the seven year term of the agreement. These incentive payments are recorded as deferred credits which are then amortized on a straight-line basis over the remaining term of the agreement at the date in which the credit was paid. At December 31, 2021, the deferred credits reported in accrued expenses and other liabilities in the Statement of Financial Condition totaled $895,488.

As a result of the M&T merger, the Company has notified NFS it will be terminating its clearing agreement upon closing of the merger and subsequent conversion of the Company's accounts to M&T's platform. As specified in the clearing agreement, the Company will pay all out-of-pocket costs and expenses to process the conversion, including but not limited to any IRA liquidation fees, and costs incurred by NFS as billed by any third-party vendors. In addition to paying de-conversion costs, the Company will also pay a lump-sum termination fee representing the projected monthly clearing and execution charges due for the remaining length of the initial term of the agreement. The Company will also return any unearned incentive payments as of the date of the termination of the clearing agreement.

Incentive Credits from NFS (continued)

The Company and NFS have currently set a conversion date of August 20, 2022 and are in process of determining the termination and conversion fees and unearned incentive payments to be paid by the Company. However, as of the date the financial statement was issued, the termination and conversion fees and unearned incentive payments cannot be reasonably estimated.

(7) Net Capital Requirement

As a registered broker and dealer in securities, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital. As permitted by Rule 15c3-l, the Company has elected to compute its net capital requirement at December 31, 2021 using the alternative method. This method requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items, as defined.

At December 31, 2021, the Company had net capital of $8,106,894, which was $7,856,894 in excess of its $250,000 minimum requirement.

(8) Commitments & Contingencies

As of March 28, 2022, the Company has no arbitrations, lawsuits or other contingencies pending, except as disclosed in note 6.

(9) Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through March 28, 2022, when the financial statement was issued.